UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Global Power Equipment Group Inc.

(Exact name of registrant as specified in its charter)

Delaware	73-1541378
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 E. Las Colinas Boulevard, Suite 400, Irving, Texas	75039
(Address of principal executive offices)	(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

This registration statement is filed with the Securities and Exchange Commission in connection with the registrant’s transfer of its listing of common stock to the New York Stock Exchange.

Item 1.	Description of Registrant’s Securities to be Registered.

The following is a summary of the terms of our common stock. The rights of the holders of our common stock are defined by our Second Amended and Restated Certificate of Incorporation, as amended (our “Certificate of Incorporation”), our Third Amended and Restated By-Laws (our “By-Laws”) and the Delaware General Corporation Law. You should refer to those documents for more complete information regarding our common stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters upon which our stockholders are entitled to vote, including the election of directors. We are not authorized to issue any nonvoting common stock. In the election of directors, holders of our common stock do not have cumulative voting rights. The holders of our common stock have no preemptive right to purchase any of our securities or any securities that are convertible into or exchangeable for any of our securities. Our common stock is not subject to any provisions relating to redemption. Our common stock is not by its terms subject to any restrictions on alienation. Our common stock has no conversion rights and is not subject to further calls or assessments by us. All outstanding shares of our common stock are fully paid and nonassessable.

Holders of our common stock have equal rights to receive dividends as and when they may be declared by our Board of Directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or other voluntary or involuntary winding up, holders of our common stock are entitled to share ratably in all assets of the company remaining after payment of liabilities. We currently have no class of preferred stock authorized or outstanding. To increase the authorized number of shares of our common stock outstanding or create a class of preferred stock, the affirmative vote of the holders of at least a majority of our common stock outstanding would be required.

Amendment of Our Certificate of Incorporation and By-Laws

Under the Delaware General Corporation Law, the affirmative vote of the holders of at least a majority of our common stock outstanding would be required to amend our Certificate of Incorporation. With limited exceptions, our By-Laws may be amended by our Board of Directors by a majority vote of the directors then in office. Our stockholders may also amend the By-Laws by the vote of the holders of at least a majority of our common stock outstanding.

Voting at Stockholder Meetings

Our By-Laws provide that elections of nominees to our Board of Directors will be determined by a plurality of the votes cast at the meeting at which a quorum is present and, except as otherwise provided by law, our Certificate of Incorporation or our By-Laws, all other actions will be determined by the holders of a majority of the votes cast at the meeting.

Anti-Takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and By-Laws

Delaware law, our Certificate of Incorporation and our By-Laws contain provisions that might have an anti-takeover effect. These provisions, which are summarized below, may have the effect of delaying, deterring or preventing a change in our control. They could also impede a transaction in which our stockholders might receive a premium over the then-current market price of our common stock and our stockholders’ ability to approve transactions that they consider to be in their best interests.

Business Combinations

We have elected in our Certificate of Incorporation to be governed by the provisions of Section 203 of the Delaware General Corporation Law, also known as the Delaware Merger Moratorium Statute. In general, Section 203, subject to specific exceptions, prohibits a publicly-held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the Board of Directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by directors, officers and specific employee stock plans; or

•	on or after that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3 percent of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the Delaware General Corporation Law defines “business combination” to include:

•	any merger or consolidation involving the corporation and the “interested stockholder”;

•	any sale, lease, exchange, mortgage, transfer, pledge or other disposition of 10 percent or more of the assets of the corporation involving the “interested stockholder”;

•	subject to limited exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the “interested stockholder”;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the corporation’s stock of any class or series beneficially owned by the “interested stockholder”; and

•	the receipt by the “interested stockholder” of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, an “interested stockholder” is an entity or individual who, together with affiliates and associates, owns, or within three years prior to the determination of the “interested stockholder” status owned, 15 percent or more of a corporation’s outstanding voting stock.

The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors since the stockholder approval requirement would be avoided if our Board of Directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management or may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. We believe that the benefits of increased protection of our ability to negotiate with an unsolicited acquirer outweigh the disadvantages of discouraging such proposals because, among other reasons, the negotiation of such proposals could result in an improvement of their terms.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could also render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder Meetings

Our By-Laws provide that our stockholders may call a special meeting of stockholders only upon the request of at least 25 percent of the holders of our issued and outstanding common stock entitled to vote. This provision could delay a stockholder vote on certain matters, such as a business combination or removal of directors, and could have the effect of deterring a change in our control. Our stockholders may take any action required or permitted to be taken at any special meeting of stockholders by written consent without a stockholder meeting.

Requirements for Advance Notice of Stockholder Proposals and Nominations at Meetings

Our By-Laws contain advance notice requirements that our stockholders must meet before submitting proposals or director nominations to be considered at stockholder meetings. As more fully described in our By-Laws, only such business may be conducted at a stockholder meeting as has been brought before the meeting by, or at the direction of, our Board of Directors or by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. In addition, only persons who are nominated by, or at the direction of, our Board of Directors or who are nominated by a stockholder who has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election to our Board of Directors. To be timely, a stockholder’s notice regarding a proposal or director nomination to be brought before an annual meeting must generally be delivered to our Secretary not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting. If we call a special meeting of stockholders for the purpose of director elections, a stockholder’s notice of director nominations will be considered timely if the stockholder delivers the notice to our Secretary not later than the close of business on the later of the 90th day prior to the special meeting and the tenth day following the day on which the notice is first given to the stockholder of the date of the special meeting and of the nominees proposed by our Board of Directors, and not earlier than the close of business on the 120th day prior to the meeting. Our By-Laws also specify requirements as to the content of a stockholder’s notice. In some instances, these provisions may preclude our stockholders from bringing proposals or making nominations for directors at our stockholder meetings.

Item 2.	Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

GLOBAL POWER EQUIPMENT GROUP INC.

Date: July 8, 2014	By:	/s/ Tracy D. Pagliara
	Name:	Tracy D. Pagliara
	Title:	Chief Administrative Officer, General Counsel and Secretary